EX-99.77J REVALUATION

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the period ended April 30, 2012, the SiM Dynamic Allocation Diversified Income Fund increased net realized gain by $312,834, decreased undistributed net investment loss by $4,007, and decreased paid-in capital by $316,841.

For the period ended April 30, 2012, the SiM Dynamic Allocation Balanced Income Fund increased net realized gain by $182,397, decreased undistributed net investment loss by $1,557, and decreased paid-in capital by $183,954.

For the period ended April 30, 2012, the SiM Dynamic Allocation Equity Income Fund increased net realized gain by $436,919, and decreased paid-in capital by $436,919.

The reclassifications have no effect on net assets or net asset value per share.